UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                     Comet Technologies, Inc.
____________________________________________________________________________
                        (Names of Issuer)

                           Common Stock
____________________________________________________________________________
                  (Title of Class of Securities)

                            20037A201
____________________________________________________________________________
                          (Cusip Number)

James C. Lewis, 10 West 100 South #703, Salt Lake City, Utah 84101
                          (801) 994-3846
____________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           May 30, 2006
____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this amended Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      -----------------------------------------------------------------------

CUSIP NO. 20037A201                                         Page 1 of 4


1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Xiao-guang Sun
____________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)     [ ]
      (b)     [X]
____________________________________________________________________________

3.    SEC Use Only
____________________________________________________________________________

4.    Source of Funds
      OO
____________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
____________________________________________________________________________

6.    Citizenship or Place of Organization
      People's Republic of China
____________________________________________________________________________

NUMBER OF        7.     Sole Voting Power            1,085,402
SHARES
BENEFICIALLY     8.     Shared Voting Power          0
OWNED BY
EACH             9.     Sole Dispositive Power       1,085,402
REPORTING
PERSON          10.     Shared Dispositive Power     0
WITH:
____________________________________________________________________________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,085,402
____________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
____________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)     9.9%
____________________________________________________________________________

14.   Type of Reporting Person    IN
____________________________________________________________________________


      -----------------------------------------------------------------------


CUSIP NO. 20037A201                                         Page 2 of 4


Item 1.   Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share ("Shares") of Comet Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at No. 38 Dingxin 3rd Street, Nangang District, Heilongjiang Province, Harbin, China 150001.

Item 2.  Identity and Background

(a)   Xiao-guang Sun, an individual.

(b) No. 38 Dingxin 3rd Street, Nangang District, Heilongjiang Province, Harbin, China 150001.

(c) Xiao-guang Sun is retired and has not been employed for over the past five years.

(d) Xiao-guang Sun has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Xiao-guang Sun has not, during the past five years, been subject to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)   Xiao-guang Sun is a citizen of the People's Republic of China.

Item 3.   Source and Amount of Funds or Other Consideration

     All of the shares held by Xiao-guang Sun were acquired pursuant to a Stock Exchange Agreement among the Issuer, ACPG and the shareholders of ACPG, pursuant to which each of the ACPG shareholders, including Xiao-guang Sun, exchanged his or her shares of ACPG for shares of the Issuer. This transaction closed on May 30, 2006. See Item 4 below.

Item 4.   Purpose of Transaction

     On May 30, 2006, the Issuer consummated the terms of a Stock Exchange Agreement (the "Exchange Agreement") with ACPG, and the shareholders of ACPG, including Mr. Xiao-guang Sun. The effective date of the closing of the transaction is May 30, 2006. As a result of the transaction, Comet has issued a total of 10,193,377 shares of its common voting stock to the stockholders of ACPG, in exchange for 100% of the capital stock of ACPG. The common shares were issued in reliance on the exemption from registration set forth in
Section 4(2) of the Securities Act of 1933 as amended and Regulation D
thereunder.   Mr. Xiao-guang Sun was issued a total of 1,085,402 shares in exchange for his ACPG shares, in connection with this transaction.


       ----------------------------------------------------------------------


CUSIP NO. 20037A201                                         Page 3 of 4

     As a result of the transaction, ACPG is now a wholly-owned subsidiary of the Issuer, and the Issuer, which previously had no material operations, will be a holding company for the business of ACPG and its subsidiaries. ACPG is a California holding corporation, which owns all of the issued and outstanding shares of registered capital of Harbin Tian Di Ren Medical Science and Technology Company ("TDR"), a limited liability company organized in Heilongjiang Province in the People's Republic of China ("PRC" or "China"). TDR is engaged in the manufacture, marketing and sale of over-the-counter nutraceutical and medicinal products, primarily in China, as more particularly described in a Form 8-K of the Company dated May 15, 2006, and incorporated herein by reference.

     The Exchange Agreement was determined through negotiations between Comet
and ACPG representatives.   Prior to the transaction, there were no material
relationships between the Company and ACPG or any of their respective affiliates, directors or officers or any associates of such officers or directors.

     As a result of the closing of the Exchange Agreement ("Closing"), there has been a change in voting control of Comet. The former shareholders of ACPG now hold a total of 10,193,377 shares of common stock of ACPG, or approximately 93% of the outstanding common stock of Comet, and the original Comet shareholders now hold a total of 735,993 shares of common stock, or 7% of the outstanding common stock, including stock granted under a consulting agreement to Comet's two current officers, who resigned as officers and directors at the Closing. In addition, Comet has a total of 31,250 shares issuable under outstanding options and warrants.

     At the Closing, Richard B. Stuart resigned as a director, and Liu Yan-qing was elected as a director to fill the resulting vacancy; Jack M. Gertino resigned as a director and Han Xiao-yan was elected to fill the resulting vacancy; and the board expanded the board of directors to three
individuals and elected Wang Hai-feng to fill the third vacancy.   Thereafter,
Liu Yan-qing was elected President, Chief Executive Officer and Chairman of the Board; Han Xiao-yan was elected Chief Financial Officer; and Wang Hai-feng was elected Secretary/ Treasurer.

Item 5.   Interest in Securities of the Issuer

     Xiao-guang Sun has sole voting power and sole dispositive power with respect to 1,085,402 shares, representing approximately 9.9% of the outstanding common stock of the Issuer. There have been no transactions with respect to the shares effected by Mr. Sun during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 4 described a Stock Exchange Agreement, pursuant to which Mr. Xiao-guang Sun acquired his shares. Except for this agreement, there are no agreements, understandings or relationships required by this Item 6.


      -----------------------------------------------------------------------



CUSIP NO. 20037A201                                         Page 4 of 4


Item 7.   Material to be Filed as Exhibits

     The Stock Exchange Agreement dated May 11, 2006, is filed as an Exhibit to the Form 8-K dated May 15, 2006, incorporated herein by this reference. Except for this agreement, there are no other exhibits required by this Item 7.



                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Date:  June 8, 2006          /s/ Xiao-guang Sun
                                  -------------------------------------------
                                  Xiao-guang Sun